Exhibit 99.3

Abits Group Inc Reports Unaudited Financial Results for the First Half of 2024

Hong Kong, August 16, 2024 (GLOBE NEWSWIRE) – Abits Group Inc (NASDAQ: ABTS) is pleased to announce its half-year results for the period ended June 30, 2024.

In a period when production is sustained throughout the six months, revenue grew to $3.67 million comprising 61.5 bitcoins, compared to the previous period when construction of the mining center in Tennessee was in progress and there was no production.. After accounting for direct costs of revenue amounting to $2.68 million, primarily electricity costs of $1.1 million and depreciation of $1.27 million,    the gross profit from the mining operation was $0.75 million.

The loss before tax of the group was $0.14 million after accounting for administrative and general overheads.his result compares favorably with the previous period when the loss was $3.5 million. Administrative and general overheads during the period almost doubled to 1.11 million compared to $0.7 million as new staff were added to support production on a 24/7 basis as well as an increase on maintenance and insurance costs now that the data center was fully operational.

In April, the Company further improved its water supply and since then, all production lines have been kept running. During the peak construction periods, a 100,000-gallon reservoir helps to subsidize any shortages from the water company during the day and is replenished at night when consumption is much lower. The hydro cooling method introduced with the new batch of machines helps to reduce noise and dust instead of the traditional air cooling by fans.

There is no substantial change in the Balance Sheet of the Group except that more Ant-miner machines were purchased for $0.86 million and a piece of property in Wisconsin acquired for $0.65 million in the period to June. Cash and cash balances dwindled to $0.4 million as of June 30, 2024.

With the halving of mining rewards in late in April, production output will be much lower for the rest of 2024. However, the Company will maintain a strict control of its costs and hopes to secure more hosting contracts to improve on its revenue.

For more information, please visit www.abitsgroup.com or email ir@abitgrp.com.

ABITS GROUP INC

CONSOLIDATED BALANCE SHEETS

		As of
	Note	June 30, 2024 (Unaudited)	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents		$396,583	$884,199
Other receivables and prepayments	3	370,801	774,345

Total current assets		767,384	1,658,544
Digital assets	4	1,546,184	1,194,157

Property, equipment and vehicles	5	9,888,446	9,465,567
Construction-in-progress		-	-
TOTAL ASSETS		12,202,014	12,318,268

LIABILITIES AND SHAREHOLDERS’ EQUITY

Other payables and accruals		$920,700	$1,005,608

Stockholders’ Equity

Preferred stock, $0.001010 par value, authorized; 50,000,000 shares, 5,000,000 shares issued and outstanding as of June 30, 2024 and December,31 2023		$5,050	$5,050
Common stock, $0.001 par value, authorized: 50,000,000 shares. Issued and outstanding: 35,554,677 shares as of June 30, 2024 and December,31, 2023		35,554	35,554
Additional paid-in capital		89,290,193	89,290,193
Accumulated deficit		(77,907,687)	(77,893,723)
Accumulated other comprehensive income		(141,796)	(124,414)
Total Shareholders’ Equity		11,281,314	11,312,660
Total Liabilities and Shareholders’ Equity		$12,202,014	$12,318,268

F-1

ABITS GROUP INC

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Six Months Ended	Six Months Ended
	June 30, 2024	June 30, 2023
Revenue	$3,669,627	$7,272
Direct costs of revenue	(2,680,658)	(14,666)
Other operating costs	(241,103)	(2,802,735)
Profit/(Loss) from operations	747,866	(2,810,129)
General and administrative expenses	(1,104,234)	(692,947)
Finance expenses	(14,903)	-
Fair Value changes for 2024 digital assets	357,308
Loss before tax	(13,964)	(3,503,076)
Income tax	-	-
Loss after tax	(13,964)	(3,503,076)
Foreign exchange adjustment	(17,382)	45,292
Comprehensive loss for the period	$(31,346)	$(3,457,784)

Basic and diluted loss per ordinary share	$(0.001)	$(0.097)
Basic and diluted average number of ordinary shares outstanding	35,554,677	35,554,677

F-2

ABITS GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES TO STOCKHOLDERS’ EQUITY

	Preferred Shares		Ordinary Shares		Additional paid-in	Accumulated	Accumulated other comprehensive
	Number	Amount	Number	Amount	capital	deficit	income	Total

Balance, December 31, 2022	5,000,000	5,050	35,554,677	35,554	89,290,193	(65,308,474)	(104,361)	23,917,962
Net loss for the year	-	-	-	-	-	(12,585,249)	(20,053)	(12,605,302)

Balance, December 31, 2023	5,000,000	5,050	35,554,677	35,554	89,290,193	(77,893,723)	(124,414)	11,312,660
Net loss for the period						(13,964)	(17,382)	(31,346)
Balance, June 30, 2024	5,000,000	5,050	35,554,677	35,554	89,290,193	(77,907,687)	(141,796)	11,281,314

F-3

ABITS GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended	For the Six Months Ended
	June 30, 2024	June 30, 2023
Net loss for the period	$(13,964)	$(3,503,076)
Adjustment to reconcile cash used in operating activities:
Depreciation of property, and equipment	1,274,028	2,817,256

Changes in operating assets and liabilities:
Account receivables	-	53
Other receivables and prepayments	403,544	(1,101,604)
Other payables and accruals	(84,909)	(71,974)
Digital assets	(352,026)	2,370,769
Fixed assets	(1,696,907)	(1,522,949)
Cash used in operating activities	(470,234)	(1,011,525)

Effect of exchange rates on cash and cash equivalents	(17,382)	45,070
Net decrease in cash and cash equivalents	(487,616)	(966,455)
Cash and cash equivalents, beginning of period	884,199	2,505,286
Cash and cash equivalents, end of period	$396,583	$1,538,831

F-4